Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated September 14, 2016

Registration Statement No. 333-213497

TELUS Corporation

Final Term Sheet
U.S.$600,000,000
2.800% Notes, due February 16, 2027

Issuer:	TELUS Corporation (“TELUS” or the “Company”)

Issue:	U.S.$600,000,000 2.800% Notes, due February 16, 2027 pursuant to the Amended and Restated Short Form Base Shelf Prospectus dated August 30, 2016 and the Prospectus Supplement dated September 14, 2016

Expected Ratings (Moody’s / S&P / Fitch / DBRS)*:	Baa1 (Stable) / BBB+ (Stable) / BBB+ (Stable) / BBB (High) (Stable)

Trade Date:	September 14, 2016

Settlement Date:	September 19, 2016 (T+3)

Principal Amount:	U.S.$600,000,000

Maturity Date:	February 16, 2027

Coupon:	2.800%

Interest Payment Dates:	February 16 and August 16 of each year, commencing February 16, 2017

Benchmark Treasury:	1.500% due August 15, 2026

Benchmark Treasury Price / Yield:	98-08+ / 1.691%

Spread to Benchmark Treasury:	+120 bps

Yield to Maturity:	2.891%

Public Offering Price:	99.189%

Redemption Provisions:
Make-whole Call:	Callable prior to November 16, 2026 at the greater of (i) the discounted value of the notes at the Adjusted Treasury Rate plus 20 basis points or (ii) par.
Par Call:	Callable on or after November 16, 2026 at par.

Use of Proceeds:

The net proceeds will be used to repay approximately U.S.$453 million of outstanding commercial paper and for general corporate purposes. Pending any such use of the net proceeds, the Company will invest the net proceeds in bank deposits and short-term marketable securities.

CUSIP/ISIN:	87971M BD4 / US87971MBD48

Minimum Denominations:	U.S.$2,000 of principal amount and any integral multiple of U.S.$1,000 in excess thereof.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated RBC Capital Markets, LLC RBC Dominion Securities Inc. Wells Fargo Securities, LLC TD Securities (USA) LLC

Co-Managers:	BMO Capital Markets Corp. CIBC World Markets Corp. Scotia Capital (USA) Inc. HSBC Securities (USA) Inc.

National Bank of Canada Financial Inc. J.P. Morgan Securities LLC MUFG Securities Americas Inc. SMBC Nikko Securities America, Inc.

*Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Company has filed a registration statement (File No. 333-213497) (including an amended and restated short form base shelf prospectus dated August 30, 2016) and a preliminary prospectus supplement dated September 14, 2016 (including the amended and restated short form base shelf prospectus, the “Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, RBC Capital Markets, LLC at 1-866-375-6829, or Wells Fargo Securities, LLC at 1-800-645-3751.